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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. N/A)

                         Assisted Living Concepts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   04543L 10 9
                         -------------------------------
                                 (CUSIP Number)
                         American Retirement Corporation
                          111 Westwood Place, Suite 402
                               Brentwood, TN 37027
                               Attn: W. E. Sheriff
                                 (615) 221-2250
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 18, 1998
                         -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 04543L 10 9                        13D
         -------------

  (1)     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          American Retirement Corporation
          IRS Employer Identification No.: 62-1674303
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)    [  ]
                                                                    (b)    [  ]

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  (3)     SEC USE ONLY

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  (4)     SOURCE OF FUNDS
          WC
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [  ]

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Tennessee
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                       (7)     SOLE VOTING POWER
  NUMBER OF                    2,583,465 (Right to Acquire) See Item 5.
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     N/A
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   2,583,465 (Right to Acquire) See Item 5.
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               N/A
                       --------------------------------------------------------

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,583,465 (Right to Acquire) See Item 5.
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 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                          [ X ]
          See Item 5.
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 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          14.9% (Based on outstanding common stock as of November 18, 1998)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON
          CO
          ---------------------------------------------------------------------


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         ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Assisted Living Concepts, Inc, a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9955 SE Washington Avenue, Suite 300, Portland, OR 97216.


         ITEM 2.  IDENTITY AND BACKGROUND.

         This schedule 13D is filed on behalf of American Retirement Corporation, a Tennessee corporation (the "Filing Person"), with its principal office and business located at 111 Westwood Place, Suite 402, Brentwood, TN 37027. The principal business of the Filing Person is providing senior living and health care services.

         Information concerning the executive officers and directors of the Filing Person and the persons controlling the Filing Person, if any, is set forth in Schedule A to this Schedule 13D and is incorporated herein by reference. Unless otherwise set forth in Schedule A, each of the executive officers and directors of the Filing Person is a citizen of the United States. Neither the Filing Person nor, to the best of its knowledge, any person named in Schedule A to this statement, during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On November 18, 1998, the Filing Person, Pioneer Merger Corporation, a Tennessee corporation and a wholly-owned subsidiary of the Filing Person ("Pioneer"), and the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"). In accordance with the terms of the Merger Agreement, Pioneer will merge (the "Merger") with and into the Issuer, with the Issuer being the surviving corporation. In the Merger, each issued and outstanding share of Common Stock of the Issuer will be converted into the right to receive
0.85 shares of common stock, par value $0.01 per share, of the Filing Person. The consummation of the transactions contemplated by the Merger Agreement is subject to, among other things, the approval of the shareholders of each of Issuer and Filing Person, the parties' ability to account for the Merger as a "pooling of interests," the receipt of certain regulatory approvals, and the expiration of antitrust waiting periods. The foregoing description is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference.

         Concurrently with the execution of the Merger Agreement, the Filing Person and the Issuer entered into a Cross Option Agreement (the "Cross Option Agreement"), granting each other the right to purchase 14.9% of the then issued and outstanding shares of common stock of the other entity, exercisable upon the occurrence of certain events (each an "Option"). Pursuant to the terms of the Cross Option Agreement, the Issuer has granted the Filing Person an Option covering 2,583,265 shares of Common Stock at a price of $13.96 per share. Purchases of Common Stock by the Filing Person pursuant to the Option, if any, will be funded out of working capital. The foregoing description is qualified in its entirety by reference to the full text of the Cross Option Agreement, which is incorporated herein by reference.




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         ITEM 4.  PURPOSE OF TRANSACTION.

         (a) - (c)  See Item 3.

         (d) The Filing Person and the Issuer have not determined the persons who will serve as directors of the Issuer following consummation of the Merger.

         (e) - (j)  See Item 3.

         ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         (a) and (b) See Item 3. If the Option were to become exercisable and the Filing Person should exercise the Option, the Filing Person will have the sole power to vote and dispose of said stock. Concurrently with the execution of the Merger Agreement and the Cross Option Agreement, the Filing Person and certain shareholders of the Issuer entered into Shareholder Voting Agreements (the "Voting Agreements") pursuant to which such shareholders appointed the Filing Person as his or her proxy to vote the shares of Common Stock owned by them for approval of the Merger and against certain types of transactions involving the Issuer and any third party. The Filing Person entered into Voting Agreements with each of William McBride III, Keren Brown Wilson, Richard C. Ladd, Gloria Cavanaugh, Bradley R. Razook, Rhonda Marsh, and Sandra Campbell covering an aggregate of 837,206 shares of Common Stock, or approximately 4.8% of the issued and outstanding Common Stock of the Issuer on November 18, 1998. The foregoing description is qualified in its entirety by reference to the full text of the Voting Agreement, which is incorporated herein by reference.

         (c) Except as described in Item 3 and this Item 5, neither the Filing Person nor, to the best of its knowledge, any of the directors or executive officers of the Filing Person have effected any transactions in the Common Stock of the Issuer in the past sixty (60) days.

         (d)   N/A

         (e)   N/A

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Items 3, 4, and 5. Except as otherwise described in the Merger Agreement, the Cross Option Agreement, and the Voting Agreements, neither the Filing Person nor the directors or executive officers thereof have any other contracts, arrangements, understandings, or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to, any agreement to transfer, vote, hold or dispose of the shares of Common Stock of the Issuer held by the Filing Person, any finders' fees, joint ventures, call or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies relating to the Issuer or the Common Stock of the Issuer.




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         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1         Agreement and Plan of Merger, dated November 18, 1998, among American Retirement
                  Corporation, Pioneer Merger Corporation, and Assisted Living Concepts, Inc.
                  (Incorporated by Reference to Exhibit 2.1 of the Current Report on Form 8-K filed by American Retirement Corporation on November 30, 1998, File No.01-13031).

Exhibit 2         Cross Option Agreement, dated November 18, 1998, by and between American Retirement
                  Corporation and Assisted Living Concepts, Inc. (Incorporated by Reference to
                  Exhibit 2.2 of the Current Report on Form 8-K filed by American Retirement Corporation on November 30, 1998, File No. 01-13031).

Exhibit 3         Form of Shareholder Voting Agreement, dated as of November 18, 1998, by and between certain shareholders of Assisted Living Concepts, Inc. and American Retirement
                  Corporation (Incorporated by Reference to Exhibit 2.3 of the Current Report on Form 8-K
                  filed by American Retirement Corporation on November 30, 1998, File No. 01-13031).






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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                             /s/ W. E. Sheriff
                                             -----------------------
                                             W. E. Sheriff
                                             Chief Executive Officer

Date: November 30, 1998
      -----------------




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                                                                      SCHEDULE A

                        AMERICAN RETIREMENT CORPORATION.

         Listed below are the directors and executive officers of American Retirement Corporation. The business address of American Retirement Corporation, 111 Westwood Place, Suite 402, Brentwood, TN 37027.


                                                                                Principal Occupation and Name
             Name                                   Title                      Business and Address of Employer
----------------------------------------------------------------------------------------------------------------
W. E. Sheriff*                           Chairman and Chief Executive          American Retirement Corporation
                                         Officer and Director                  111 Westwood Place, Suite 402
                                                                               Brentwood, TN 37027

Christopher J. Coates*                   President, Chief Operating Officer,   American Retirement Corporation
                                         and Director                          111 Westwood Place, Suite 402
                                                                               Brentwood, TN 37027

H. Todd Kaestner*                        Executive Vice President -            American Retirement Corporation
                                         Corporate Development                 111 Westwood Place, Suite 402
                                                                               Brentwood, TN 37027

George T. Hicks*                         Executive Vice President -            American Retirement Corporation
                                         Finance, Chief Financial              111 Westwood Place, Suite 402
                                         Officer, Treasurer and                Brentwood, TN 37027
                                         Secretary

James T. Money*                          Executive Vice President -            American Retirement Corporation
                                         Development Services                  111 Westwood Place, Suite 402
                                                                               Brentwood, TN 37027

Tom G. Downs*                            Senior Vice President - Operations    American Retirement Corporation
                                                                               111 Westwood Place, Suite 402
                                                                               Brentwood, TN 37027




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

Lee A. McKnight*                         Senior Vice President - Marketing     American Retirement Corporation
                                                                               111 Westwood Place, Suite 402
                                                                               Brentwood, TN 37027

H. Lee Barfield                          Director                              Bass, Berry & Sims PLC,
                                                                               Member (law firm)
                                                                               2700 First American Center
                                                                               Nashville, TN 37238

Jack O. Bovender, Jr.                    Director                              Columbia/HCA Healthcare
                                                                               Corporation, President and Chief
                                                                               Operating Officer, One Park Plaza,
                                                                               Nashville, TN 37203

Frank M. Bumstead                        Director                              Flood, Bumstead, McCready &
                                                                               McCarthy, Inc., President (business
                                                                               management) 1700 Hayes Street,
                                                                               Suite 304, Nashville, TN 37212

Robin G. Costa                           Director                              Maddox Companies, Chief Operating
                                                                               Officer (oil and gas exploration
                                                                               and real estate development and
                                                                               investment), 3833 Cleghorn, Suite
                                                                               400, Nashville, TN 37215

Clarence Edmonds                         Director                              Massey Companies, Vice President
                                                                               (investment services), 5123
                                                                               Virginia Way, Suite B-22,
                                                                               Brentwood, TN 37027

John A. Morris, Jr., M. D.               Director                              Vanderbilt University School of
                                                                               Medicine, Professor of Surgery and
                                                                               Director of Division of Trauma and
                                                                               Critical Care, 243 Medical Center
                                                                               South, 2100 Pierce Avenue,
                                                                               Nashville, TN 37212

Daniel K. O'Connell                      Director                              Retired, 5133 NW 93rd Doral Way,
                                                                               Miami, FL 33178



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

Nadine C. Smith                          Director                              Enidan Capital Partners, L.P.,
                                                                               President and Chief Executive
                                                                               Officer (investment company), 440
                                                                               Sand Ranch, Rt. 1, Box 180A,
                                                                               Aubrey, TX 76227

Robert G. Roskamp                        Director                              Roskamp Management Company, LLC, Manager
                                                                               (management and development of
                                                                               senior living communities), 1401
                                                                               Manatee Avenue West, Suite 800,
                                                                               Bradenton, FL 34205

Lawrence J. Stuesser                     Director                              Computer People, Inc., President
                                                                               and Chief Executive Officer
                                                                               (information technology
                                                                               professional services and
                                                                               staffing), 125 Jeffrey Avenue,
                                                                               Holliston, MA 01746


To the knowledge of the Filing Person, none of the directors and/or executive officers listed above own shares of Common Stock of the Issuer. Those names marked with an asterisk are employed solely by the Filing Person.





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